

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 23, 2017

Via E-mail
Bernard Gutmann
Chief Financial Officer
ON Semiconductor Corporation
5005 E. McDowell Road
Phoenix, AZ 85008

   Re: **ON Semiconductor Corporation**
      Form 10-K for the Fiscal Year Ended December 31, 2016
      Filed February 28, 2017
      File No. 000-30419

Dear Mr. Gutmann:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            /s/ Martin James

            Martin James
            Senior Assistant Chief Accountant
            Office of Electronics and Machinery